UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liminal BioSciences Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

53272L202

(CUSIP Number)

Eugene Siklos, President

c/o Thomvest Asset Management Ltd.
65 Queen Street West, Suite 2400
Toronto, Ontario, M5H 2M8

(416) 364-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Structured Alpha LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	7	SOLE VOTING POWER
3,249,534

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,249,534

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,249,534

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 3,249,534 outstanding common shares, no par value per share (“Common Shares”) of Liminal BioSciences Inc. (the “Issuer”) as of August 15, 2023 as reported in the Issuer’s Proxy Circular, which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2023.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Thomvest Asset Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
3,249,534

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,249,534

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,249,534

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This percentage is calculated based upon 3,249,534 outstanding Common Shares of the Issuer as of August 15, 2023 as reported in the Issuer’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 filed with the SEC on August 17, 2023.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Peter J. Thomson(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
3,249,534

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,249,534

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,249,534

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Thomson disclaims beneficial ownership of the Common Shares as described in Item 5.

(2) This percentage is calculated based upon 3,249,534 outstanding Common Shares of the Issuer as of August 15, 2023 as reported in the Issuer’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 filed with the SEC on August 17, 2023.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Eugene Siklos(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
3,249,534

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,249,534

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,249,534

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Siklos disclaims beneficial ownership of the Common Shares as described in Item 5.

(2) This percentage is calculated based upon 3,249,534 outstanding Common Shares of the Issuer as of August 15, 2023 as reported in the Issuer’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 filed with the SEC on August 17, 2023.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2020 (as amended and supplemented prior to the date hereof, the “Original Schedule 13D” and as amended by this Amendment No. 4, the “Schedule 13D”) and is being filed by Structured Alpha LP (“SALP”), Thomvest Asset Management Ltd. (“Thomvest”), Mr. Peter J. Thomson and Mr. Eugene Siklos (collectively, the “Reporting Persons”) with respect to the beneficial ownership of common shares, no par value (the “Common Shares”), of Liminal Biosciences Inc. (the “Issuer”).

This Amendment No. 4 is being filed in connection with the completion on September 26, 2023 (the “Closing Date”) of the previously announced plan of arrangement under the provisions of the Canada Business Corporations Act (the “Arrangement”) involving the Issuer and SALP.

Information and defined terms reported in the Original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 4.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On the Closing Date, the Issuer and SALP announced that the Arrangement was completed. Pursuant to the Arrangement, SALP acquired all of the issued and outstanding Common Shares of the Issuer not previously owned by SALP or its affiliates and associates at a price of US$8.50 per Common Share, payable in cash. As a result of the Arrangement, SALP now owns 100% of the issued and outstanding Common Shares of the Issuer and the Issuer is a wholly-owned subsidiary of SALP.

On September 26, 2023, the Issuer issued a press release (“Press Release”) announcing the completion of the Arrangement, which is filed as Exhibit 99.12 hereto and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 3,249,534 shares (including Common Shares issuable upon the exercise of Warrants (as defined in Item 3 of the Original Schedule 13D)), constituting 100% of the Issuer’s currently outstanding Common Shares. This percentage is calculated based upon 3,249,534 outstanding Common Shares of the Issuer as of August 15, 2023 as reported in the Issuer’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 filed with the SEC on August 17, 2023. In addition, SALP owns 394,737 Common Shares issuable to SALP upon exercise of the Warrants (as defined in Item 3 of the Original Schedule 13D).

(i) SALP

(a)	SALP may be deemed the beneficial owner of 3,249,534 Common Shares, constituting a percentage of 100%.
(b)	Sole voting power to vote or direct vote: 3,249,534 Common Shares
Shared voting power to vote or direct vote: 0 Common Shares
Sole power to dispose or direct the disposition: 3,249,534 Common Shares
Shared power to dispose or direct the disposition: 0 Common Shares

(ii) Thomvest

(a)	Thomvest may be deemed the beneficial owner of 3,249,534 Common Shares, constituting a percentage of 100%.
(b)	Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 3,249,534 Common Shares
Sole power to dispose or direct the disposition: 0 Shares
Shared power to dispose or direct the disposition: 3,249,534 Common Shares

(iii) Mr. Thomson

(a)	Mr. Thomson may be deemed the beneficial owner of 3,249,534 Common Shares, constituting a percentage of 100%.
(b)	Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 3,249,534 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 3,249,534 Common Shares

(iv) Mr. Siklos

(a)	Mr. Siklos may be deemed the beneficial owner of 3,249,534 Common Shares, constituting a percentage of 100%.
(b)	Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 3,249,534 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 3,249,534 Common Shares
(c)	Other than the transactions described herein and in the original Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that either of Mr. Thomson or Mr. Siklos is the beneficial owner of the Common Shares or Warrants referred to herein for purposes of Section 13(d) or Section 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference into Item 6 of the Original Schedule 13D.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

99.12 Press Release, dated September 26, 2023 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on September 26, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 27, 2023	STRUCTURED ALPHA LP, by its general partner, THOMVEST ASSET MANAGEMENT LTD.

	By:	/s/ Eugene Siklos
Name: Eugene Siklos
Title: President

THOMVEST ASSET MANAGEMENT LTD.

	By:	/s/ Eugene Siklos
Name: Eugene Siklos
Title: President

PETER J. THOMSON

/s/ Peter J. Thomson
Peter J. Thomson

EUGENE SIKLOS

/s/ Eugene Siklos
Eugene Siklos